**VALGOLD RESOURCES LTD.** **VAL-TSX VENTURE EXCHANGE**
1400 – 570 Granville Street
Vancouver, BC Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400

09047114

**VIA FEDEX**



October 2, 2009

United States Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. U.S.A. 20549

SUPPL

Dear Sirs/Mesdames:

Re: **ValGold Resources Ltd.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3339
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

S Ross

Shannon Ross
Chief Financial Officer
for **VALGOLD RESOURCES LTD.**

Enclosures

dlw 10/9

United States Sec Filing
October 2, 2009

**ValGold Resources Ltd.**
**12(g)3-2(b) Exemption Application**
**Schedule "A"**

PART I – Documents required to be Made Public pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

**News Releases**

1. News Release – dated September 14, 2009;

**Correspondence with Securities Commission(s)**

**NONE FILED.**

VALGOLD RESOURCES LTD.
1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
www.valgold.com



September 14, 2009

TSX Venture Exchange Symbol: VAL
Frankfurt Exchange Symbol: VR2
SEC 12g3-2(b) exemption: 82-3339

# VALGOLD & NORTHERN GOLD SIGN OPTION AGREEMENT ON GARRISON GOLD PROPERTY

ValGold Resources Ltd. ("ValGold") is pleased to report that it has entered into an Option Agreement with Northern Gold Mining Inc. ("Northern Gold") to acquire an interest in ValGold's 100%-owned Garrison gold property.

Under the terms of the agreement, Northern Gold may acquire an initial 50 percent undivided interest in the Property by making cash payments to ValGold of $1,000,000 over four years, with all or part of the payments being made in Northern Gold stock at Northern Gold's option, using a 20-day value weighted average price subject to regulatory approval. To earn the 50 percent interest Northern Gold must also complete work on the property in the amount of $4,000,000 over four years, with $500,000 being spent on the property in the first year of the agreement and not less than $750,000 to be expended in each of the subsequent years. After earning the initial 50 percent interest, Northern Gold may increase its interest to 80 percent by making additional cash payments of $1,000,000 over four years with all or part of the payments being made in Northern Gold stock equivalent, priced using a 20-day value weighted average price and completing additional work on the property in the amount of $4,000,000 over four years.

**Garrison Project Summary**

The Garrison Gold Property is located 40 kilometres (km) north of the Town of Kirkland Lake, 100 km east of Timmins and 8 km west of and on strike with St. Andrew Goldfields' Holloway and Holt-McDermott gold mines. Access to the Property is by Ontario highway 101 that runs along the north boundary of the Property. The mining leases cover approximately 3km of the famous Porcupine-Destor Fault ("PDF") and a major splay, the Munro Fault Zone ("MFZ") located in the Abitibi Greenstone Belt which, as of 2008, has reportedly produced approximately over 150 million ounces of gold or about 70% of all gold produced in Canada.

The gold mineralization on the Property occurs as sulphide-rich bodies within the two major fault zones, and within the intervening Timiskaming sediments associated with quartz-pyrite vein stockworks. Sulphide mineralization within the MFZ forms a series of five high-grade shoots that occur near the footwall of the fault. Previous operators completed a total of 199 drill holes focusing primarily on gold zones over the 1.7 km long strike length of the MFZ and to a depth of 300m (1,000 ft). The individual mineralized shoots are estimated to be up to 300m (1,000 ft) in strike length, average 3.35m (11 ft) in thickness and contain gold associated with albite, sericite and pyrite alteration. An advanced underground exploration program was initiated on the J.P. gold zone in October 1995. The underground development included a 12 x 14-foot, 18-20-degree decline excavated to the 476-level.

Since acquiring the property in 2005, ValGold has drilled a further 74 holes for 32,012m of core of which most were directed at the sulphide gold zones. Following the drilling campaigns, a NI 43-101 technical report was completed where resources were identified for the main sulphide

zones. The Indicated and Inferred Resources from the report estimate focused on four, laterally contiguous mineralized zones along the MFZ which is a splay from the regional PDF.

| Zone | Indicated Resource | | | Inferred Resource | | |
|---|---|---|---|---|---|---|
| | Tonnes | Au g/T | Ounces | Tonnes | Au g/T | Ounces |
| JP Zone | 236,100 | 7.69 | 58,380 | 812,400 | 4.66 | 121,750 |
| JD Zone | | | | 168,000 | 7.37 | 39,830 |
| RP Zone | 12,100 | 10.91 | 4,260 | 124,300 | 5.05 | 20,170 |
| East Zone | 4,900 | 3.58 | 560 | 451,100 | 4.47 | 64,790 |
| **TOTALS** | **253,100** | **7.77** | **63,200** | **1,555,800** | **4.93** | **246,540** |

Furthermore, the technical report also recommends that a study of the Garrcon Zone be completed to layout a program and budget to test the potential for a bulk tonnage, open-pit operation. It is suggested by the author of the report that the Garrcon Zone which occurs approximately 1,000 metres east of the above resource area has the potential to host a bulk tonnage target of up to 30 million tonnes ranging in grade from 1 to 3 g/T Au.

For more information on ValGold and its portfolio of international projects, visit our website at www.valgold.com.

**Stephen J. Wilkinson**
**President & Chief Executive Officer**

For further information please contact:
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@valgold.com